

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2022

Daniel Carlson
Principal Executive Officer
VS Trust
2000 PGA Boulevard, Suite 4440
Palm Beach Gardens, FL 33408

Re: VS Trust
Amendment No. 3 to
Registration Statement on Form S-1
Filed January 6, 2022
File No. 333-248430

Dear Mr. Carlson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1

Important Information About the Funds, page 15

1. Please add disclosure here that you are not a registered investment company and that shareholders will not be afforded the protections associated with ownership of shares of an investment company registered under the Investment Company Act of 1940.

Special Note Regarding Recent Market Events, page 20

2. Please revise the second paragraph of this section to clarify that there is no assurance that governments will intervene in the future which could have an impact on performance and the ability to meet investment objectives.

Potential negative impact from rolling futures positions, page 34

3.   We note that you define and describe the terms "contango" and "backwardation" using different terminology and phrasing in each instance in this risk factor. Please revise to define and describe these terms using clear and consistent terminology.

Margin requirements for VIX futures contracts, page 35

4.   Please revise the risk factor to provide a clear and complete description of the risks associated with a margin call. In that regard, please clarify that if a margin call is not met in time, the FCM may close out the Fund's position, which may result in reduced returns to the Fund's investors or impair the Fund from achieving its investment objective.

     You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or John Spitz, Staff Accountant, at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Justin Dobbie, Acting Office Chief, at (202) 551-3469 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Finance

cc: Barry Pershkow, Esq.